SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\ \ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1996, or
\X\ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] for the transition period from January 1, 1996 to July 31, 1996


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA


THE TRANSITION REPORT OF THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
PLAN

Financial Statements for the Seven-Month Period from January 1, 1996 to July 31, 1996 and the Year Ended December 31, 1995 and Independent Auditors' Report

THE TRANSITION REPORT OF
THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

TABLE OF CONTENTS
FOR THE SEVEN-MONTH PERIOD ENDED JULY 31, 1996 AND
THE YEAR ENDED DECEMBER 31, 1995

                                                                      Page

INDEPENDENT AUDITORS' REPORT                                            1
FINANCIAL STATEMENTS:
  Statements of Net Assets Available for
   Benefits, July 31, 1996 and December 31, 1995                        2
  Statements of Changes in Net Assets Available
   for Benefits for the Seven-Month Period from
   January 1, 1996 to July 31, 1996 and the Year
   Ended December 31, 1995                                              3
  Notes to Financial Statements for the Seven-Month
   Period from January 1, 1996 to July 31, 1996
   and the Year Ended December 31, 1995                                 4

INDEPENDENT AUDITORS' REPORT

To the Plan Committee of
  The Procter & Gamble Subsidiaries Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan, formerly the Hawaiian Punch Savings Plan, as of July 31, 1996 and December 31, 1995, and the related statements of changes in net assets available for benefits for the seven-month period from January 1, 1996 to July 31, 1996 and the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 1996 and December 31, 1995 and the changes in net assets available for benefits for the seven-month period from January 1, 1996 to July 31, 1996 and the year ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
September 30, 1996




THE TRANSITION REPORT OF
THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 1996 AND DECEMBER 31, 1995


                                           1996           1995

ASSETS - Investment in The
 Procter & Gamble Master
 Savings Trust, at fair value          $9,438,703    $6,901,676

LIABILITIES - Other                         6,698        19,036
                                        ---------     ---------

NET ASSETS AVAILABLE FOR BENEFITS      $9,432,005    $6,882,640
                                       ==========    ==========

See notes to financial statements.


THE TRANSITION REPORT OF
THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE SEVEN-MONTH PERIOD FROM JANUARY 1, 1996 THROUGH JULY 31, 1996 AND THE YEAR ENDED DECEMBER 31, 1995

                                             1996         1995

ADDITIONS:
Investment income - Equity in
 net earnings of the
 Procter & Gamble Master Savings Trust    $  306,472     $1,283,865
Transfer from merged plans                 2,837,729
  Other                                       11,021
                                          ----------     ----------
  Contributions:
    Employer contributions                     2,301        152,672
    Employee contributions                     5,417        376,241
                                          ----------     ----------
      Total contributions                      7,718        528,913
                                          ----------     ----------
      Total additions                      3,162,940      1,812,778
                                          ----------     ----------

DEDUCTIONS:
  Distributions to participants              613,575        567,194
  Other                                                      15,763
                                          ----------     ----------
     Total deductions                        613,575        582,957
                                          ----------     ----------

NET INCREASE                               2,549,365      1,229,821

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                      6,882,640      5,652,819
                                          ----------     ----------
  End of period                           $9,432,005     $6,882,640
                                          ==========     ==========

See notes to financial statements.



THE TRANSITION REPORT OF
THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE SEVEN-MONTH PERIOD FROM JANUARY 1, 1996 TO JULY 31, 1996
AND THE YEAR ENDED DECEMBER 31, 1995

1.  DESCRIPTION OF THE PLAN

The following brief description of The Procter & Gamble Subsidiaries Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan was established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of Delmonte by The Procter & Gamble Company (Company). Effective March 14, 1996, the Sundor Brands Savings Plan (Sundor), Max Factor Savings Plan and Speas Savings Plan were merged into the Hawaiian Punch Savings Plan (Hawaiian Punch) and the Company changed the Plan name from Hawaiian Punch Savings Plan to The Procter & Gamble Subsidiaries Savings Plan. The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor, Inc. (Sundor) Max Factor & Company (Max Factor) and Speas Company (Speas), all subsidiaries of the Company. As of December 31, 1995, participants of the former Hawaiian Punch and Sundor plans became eligible participants within the Sundor Brands, Inc. Employees Profit Sharing Plan (Profit Sharing Plan) and are eligible to participant in the contributions within the Profit Sharing Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts and Investment Options - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the vested benefit that can be provided from their account. Participants may allocate their account in one or all of the following investment options offered by the Master Trust (Note 5):

  Reserve Fund - A fund investing in short to medium length maturity, interest-bearing instruments.

  Company Stock Fund - A fund investing in shares of The Procter & Gamble Company common stock.

  Managed Bond Fund - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

  Management Large Company Fund - A fund investing in equity securities of approximately 300 domestic, large company stocks.

  Diversified Fund - A fund investing in a balanced fund consisting of both equity and fixed securities.

  Collective Income Fund - A fund investing in guaranteed investment contracts with varying maturities, sizes, and yields.

The activity and balances in the funds are summarized as follows for the seven-month period from January 1, 1996 to July 31, 1996 and for the year ended December 31, 1995.



                                   Management                                   Collective
                                   Large Company  Reserve  Diversified Managed    Income
                                   Fund           Fund     Fund        Bond Fund  Fund      Total
Net assets available
  for benefits,                    $2,420,020  $2,344,707 $  652,834  $235,258             $5,652,819
  December 31, 1994
  Equity in net earnings of the
    Procter & Gamble Master
    Savings Trust                     909,678     154,664    172,150    47,373              1,283,865
  Contributions                       231,468     180,814     91,544    25,087                528,913
  Distributions to participants      (331,448)   (214,072)   (17,515)   (4,159)              (567,194)
  Interfund transfers                 350,393    (376,024)    (2,343)   27,974
  Other                               (10,393)       (211)    (3,450)   (1,709)               (15,763)
                                   ----------   ---------    -------   -------             ----------
Net assets available
  for benefits,                     3,569,718   2,089,878    893,220   329,824              6,882,640
  December 31, 1995

Equity in net earnings
 (loss) of
 the Procter & Gamble
 Master Savings Trust                 180,136      65,232     33,629    (1,191) $   28,666    306,472
  Transfers from merged plans         987,391     454,701    274,757    49,399   1,071,481  2,837,729
  Distributions to participants      (384,527)   (171,344)   (19,460)   (8,386)    (29,858)  (613,575)
  Contributions                         3,373       2,571      1,361       302         111      7,718
  Interfund transfers                 490,457    (310,232)   (36,920)  (29,805)   (113,500)
  Other                                 7,065        (555)     2,681     1,700         130     11,021
                                    ---------   ---------   --------   -------   ---------  ---------

Net assets available for
  benefits, July 31, 1996          $4,853,613  $2,130,251 $1,149,268  $341,843  $  957,030 $9,432,005
                                    =========   ========= ==========   =======   ========= ==========



Contributions and Vesting - Speas and its employees made contributions to the Plan until April 1996. After such time, all contributions to the Plan were suspended and the participants became fully vested.

Distributions - On termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump sum amount or annuity. A participant may also request a withdrawal from his or her pre-tax contribution balance or employer matched contribution balance once every six months.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the net assets of the Plan will be distributed to the participants in order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on an accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment funds (funds) are valued by the fund managers based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Master Trust and each participant's account by PNC Bank, Ohio, N.A., the trustee of the plan.

Expenses of the Plan - All trustee fees and other expenses of the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated February 16, 1996 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is and has been operated in compliance with the applicable requirements of the IRC; and therefore, believes that the Plan was qualified and was tax-exempt as of July 31, 1996 and December 31, 1995.

4.  INTEREST IN MASTER TRUST

Effective January 1, 1993, the Company formed The Procter & Gamble Master Savings Trust in accordance with a master trust agreement with PNC Bank, Ohio, N.A. (PNC Bank).

Use of a Master Trust permits the commingling of various Company-sponsored benefit plans for investment and administrative purposes. Support records are maintained for the purpose of allocating changes in beneficial interest to the various participating plans. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the audited information regarding the Master Trust for the seven-month period from January 1, 1996 to July 31, 1996.




Assets of the Master Trust at July 31, 1996 are summarized as follows:

                                   Management
                                   Large         Collective                         Managed
                      Company      Company       Income     Reserve    Diversified   Bond
                      Stock Fund   Fund          Fund       Fund       Fund          Fund       Total
Investments,
 at fair value        $36,838,392  $37,798,060 $1,070,543 $32,545,683 $27,955,130 $6,128,066 $142,365,874
Accrued interest
 and dividends            185,152          426                    307         101                 185,986
                       ----------   ----------  ---------  ----------  ----------  ---------  ------------
Total                 $37,023,544  $37,798,486 $1,070,543 $32,545,990 $27,955,231 $6,128,066 $142,551,860
                       ==========   ========== ========== =========== =========== ========== =============
Plan's investment
  in Master Trust               -  $ 4,367,537 $1,070,543 $ 2,441,360 $ 1,187,126 $  372,137 $  9,438,703
                       ==========   ========== ========== =========== =========== ========== ============
Plan's percentage
 ownership in
 Master Trust                   -           12%       100%          8%          4%         6%           7%
                       ==========   ========== ========== =========== =========== ========== =============


Investments held by the Master Trust at July 31, 1996 are summarized as follows:

                                        Management
                                        Large        Collective                              Managed
                         Company        Company      Income        Reserve    Diversified    Bond
Fair Value               Stock Fund     Fund         Fund           Fund       Fund          Fund       Total
The Procter &
 Gamble Company
 common stock           $36,611,332                                                                  $ 36,611,332
Registered
 investment
 companies                                         $1,070,533                                           1,070,533
Mutual Funds                         $37,511,137                 $32,477,887 $27,886,373  $6,127,266  104,002,663
Short-term
 investments                257,060      286,923           10         67,796      68,757         800      681,346
                         ----------   ----------    ---------     ----------  ----------   ---------  ------------
Total investments
 at fair value          $36,868,392  $37,798,060   $1,070,543    $32,545,683 $27,955,130  $6,128,066 $142,365,874
                         ==========   ==========    =========     ========== ===========   ========= ============

Investment income from the Master Trust for the period from January 1, 1996 through July 31, 1996 is summarized as follows:


Net appreciation
 (depreciation)
 in fair value
 of investments          $2,261,455   $2,033,258      $41,965       $973,891  $1,067,019   $(43,748)   $6,333,840
Dividends                   356,044                                                                       356,044
Interest                                   1,575          153          2,034       2,277        648         6,687
                         ----------    ---------       ------       --------  ----------    -------    ----------
Total                    $2,617,499   $2,034,833      $42,118       $975,925  $1,069,296   $(43,100)   $6,696,571
                         ==========   ==========       ======       ======== ===========   =========   ==========
Plan's equity
 in net earnings
 (loss) of Master
  Trust                           -   $  180,136      $28,666       $ 65,232  $   33,629   $ (1,191)   $  306,472
                         ==========   ==========       ======        ======= ===========   =========    =========

Assets of the Master Trust at December 31, 1995 are summarized as follows:



                                     Management
                                     Large         Collective                            Managed
                       Company       Company       Income       Reserve    Diversified   Bond
                      Stock Fund     Fund          Fund         Fund       Fund          Fund        Total
Investments,
 at fair value        $37,568,733   $36,541,114  $1,323,639 $35,298,684  $31,385,977  $7,472,474  $149,590,621
Accrued interest
 and dividends              4,256           124           7         317          106           3         4,813
                       ----------    ----------   ---------  ----------   ----------   ---------   -----------
Total                 $37,572,989   $36,541,238  $1,323,646 $35,299,001  $31,386,083  $7,472,477  $149,595,434
                      ===========    ==========   ========= ============ ===========   =========   ===========
Plan's investment
 in Master Trust                -   $ 3,394,950           - $ 2,385,047  $   815,159  $  306,520  $  6,901,676
                      ===========    ==========   ========= ============ ===========   =========   ===========
Plan's percentage
  ownership in
  Master Trust                  -             9%          -           7%           3%          4%            5%
                      ===========    ==========   ========= ===========  ===========   =========   ===========


Investments held by the Master Trust at December 31, 1995 are summarized as follows:


                                   Management
                                   Large      Collective                           Managed
                     Company       Company    Income       Reserve    Diversified   Bond
Fair Value           Stock Fund    Fund       Fund         Fund       Fund          Fund         Total
The Procter &
 Gamble Company
 common stock        $36,625,140                                                             $ 36,625,140
Registered
 investment
 companies                                   $1,323,613                                         1,323,613
Mutual Funds                     $36,540,976             $35,233,082 $31,385,838 $7,472,367   110,632,263
Short-term
 investments             943,593         138         26       65,602         139        107     1,009,605
                      ----------  ---------- ----------   ----------  ----------  ---------  ------------
Total investments
 at fair value       $37,568,733 $36,541,114 $1,323,639  $35,298,684 $31,385,977 $7,472,474  $149,590,621
                      ========== =========== ==========   ========== =========== ==========   ===========


Investment income from the Master Trust for the year ended December 31, 1995 is summarized as follows:


                                   Management
                                   Large       Collective                         Managed
                      Company      Company     Income      Reserve  Diversified   Bond
                      Stock Fund   Fund        Fund        Fund     Fund          Fund       Total
Net appreciation
 in fair value
 of investments      $16,178,665  $8,040,240   $600,245  $1,663,854 $6,229,037 $1,051,580  $33,763,621
Dividends                772,124                                                               772,124
Interest                 130,871                              9,098                            139,969
                     -----------  ----------   --------   ---------  --------- ----------  -----------
Total                $17,081,660  $8,040,240   $600,245  $1,672,952 $6,229,037 $1,051,580  $34,675,714
                     =========== ===========   ========   ========= ========== ==========  ===========
Plan's equity
 in net earnings
 of Master Trust               -    $909,678             $  154,664 $  172,150 $   47,373  $ 1,283,865
                     =========== ===========   ========   ========= ========== ==========  ===========








5.  DISTRIBUTIONS PAYABLE

Distributions payable to participants as of July 31, 1996 and December 31, 1995 are approximately $210,000 and $20,000, respectively.

                             * * * * * *






PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Procter & Gamble Subsidiaries
                                   Savings Plan



                                    /s/JOHN R. SMITH
Date:  October 16, 1996           ---------------------------------------
                                   John R. Smith
                                   Member, Benefits Committee






                                                   EXHIBIT INDEX

Exhibit No.                                                     Page No.

   23             Consent of Deloitte & Touche                    12